American National Can Group, Inc.

        Stock Compensation Conversion Plan at the Initial Public Offering

1.   The Plan

a) Purpose. The purpose of this Plan is to align the interests of employees with shareholders of American National Can Group, Inc. (the "Company") by allowing participants to obtain an immediate ownership position in the Company.

b) Effective Date. The Plan will become effective upon its adoption by the Company's Board of Directors, provided, however, that in no event shall the Plan become effective until the occurrence of the IPO.

2.   Definitions

a)   Board - the Board of Directors of the Company.

b)   Committee - the Compensation Committee of the Board.

c) Conversion Shares - grant of shares of stock or of a right to receive shares of stock (or their cash equivalent or a combination of both) under the provisions of this Plan.

d)   Conversion Share Price - the price per share on the date of the IPO.

e) Fair Market Value - average of the high and low per share trading price on a specific day.

f)   IPO - Initial Public Offering of shares of the Company's stock.

g) Original Grants - SARs or stock options given to a participant under the Pechiney Stock Option Plans of 1996, 1997 and 1998 or the American National Can Company Long-Term Incentive Plans of 1997 and 1998 or the American National Can Company Extraordinary Grant of 1999.

h)   Pechiney - the former parent company of American National Can Company.

i)   Plan - the Company's Stock Compensation Conversion Plan.

j) Restricted Period - that period of time during which the Conversion Shares cannot be sold or transferred.

k) SAR - Stock Appreciation Right, the right of a participant to receive an amount calculated as the difference between the grant price of the Original Grant and the fair market value (average of the high and low trading prices) of Pechiney stock on the date of exercise.

3.   Administration

a) Committee. The Plan shall be administered by the Committee or such other committee or entity as may be charged by the Board with responsibility for administering the Plan.

b) Powers and Authority. The Committee shall have the power to interpret the Plan and make all determinations necessary or desirable for its administration. All actions taken, and determinations made, by the Committee in respect of the Plan shall be conclusive and non-appealable.

c) Eligible Participants. Participants will include any employee of the Company, or its subsidiaries, currently holding Pechiney stock options or SARs distributed under any Original Grant.

d) Grant Agreement. The Conversion Shares shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions shall be reflected in a written document, the form of which will be determined by the Committee. A copy of such



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     document will be provided to the participant, and the Committee may, but need not require that the participant sign a copy of the document.

4.   Shares Subject to the Plan

     The maximum number of Conversion Shares that may be delivered to participants under the Plan shall be equal to the sum of 550,000. Any Conversion Shares withheld in settlement of the participant's tax liabilities will not be considered utilized. Only the number of Conversion Shares issued net of the Conversion Shares tendered will be deemed delivered for purposes of determining the maximum number of Conversion Shares available for delivery under this Plan.

5.   Stock Compensation Eligible for Conversion

a) SARs. All SARs eligible for conversion under the Plan will be immediately canceled upon the date of the Company's IPO. The difference between the grant price of the SARs and the Fair Market Value of the Pechiney American Depositary Shares will be exchanged for Conversion Shares at the Conversion Share Price.

b) Options. Participants may elect to convert Pechiney stock options they hold at their discretion. The difference between the grant price of the Pechiney stock option and the Fair Market Value of the Pechiney Share, as traded on the Paris Bourse, will be translated to US dollars and exchanged for Conversion Shares at the Conversion Share Price.

6.   Restrictions and Dividends

a) Restricted Periods. All Conversion Shares will have a Restricted Period, which approximates the vesting schedule of the Original Grant.

b) Dividends and Dividend Equivalents. During the Restricted Period participants shall have no shareholder rights and no rights to receive dividends or dividend equivalents. Upon the expiration of the Restricted Periods, the participant will obtain full rights to all Conversion Shares awarded under the Plan including voting rights and the right to receive dividends or dividend equivalents. No dividends or dividend equivalents shall be paid to the participant with respect to any Conversion Shares that are forfeited by the participant for any reason.

7.       Miscellaneous

a) No Guarantee of Employment. Neither the Plan nor any action taken hereunder shall be construed as giving any employee or other person any right to continue to be employed by or to perform services for the Company, any subsidiary or related entity. The right to terminate the employment of, or performance of services, by any participant at any time and for any reason is specifically reserved to the employing entity.

b) Binding Arbitration. Any dispute or disagreement regarding participation and/or an award recipient's rights under the Plan shall be settled solely by binding arbitration in accordance with the applicable rules of the American Arbitration Association. The Company's Board of Director's has the sole right to select the arbitrator.



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c)   Other Benefit and Compensation Programs. Unless otherwise specifically determined by the Committee, Conversion Shares received by participants under the Plan shall not be deemed a part of a participant's regular, recurring compensation for purposes of calculating payments or benefits from any Company benefit plan or severance program. Further, the Company may adopt other compensation programs, plans or arrangements, as it deems appropriate.

d) No Fractional Shares. No fractional shares shall be issued or delivered pursuant to the Plan or any award, and the Committee shall determine whether cash shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be canceled.

e) Governing Law. The Plan shall be governed by the laws of the State of Illinois, U.S.A.

8.   Plan Amendment and Termination.

     The Committee may amend, suspend or terminate this Plan at any time. Any such amendment, suspension or termination shall not of itself impair any outstanding grant under the Plan or the applicable participant's rights regarding such grant.